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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of July, 2003

                        Commission File Number: 001-13240

                      Empresa Nacional de Electricidad S.A.

                      National Electricity Co of Chile Inc
                 (Translation of Registrant's Name into English)

                                 Santa Rosa 76,
                                 Santiago, Chile
                                  (562) 6309000
                     (Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F |X|        Form 40-F |_|

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                               Yes |_|             No |X|

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                               Yes |_|             No |X|

 Indicate by check mark whether by furnishing the information contained in this
     Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                               Yes |_|             No |X|

 If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

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ENDESA-CHILE

FOR IMMEDIATE RELEASE

For further information contact:
Jaime Montero                                                 Manuel Irarrazaval
Investor Relations Director                                   mjia@endesa.cl
Endesa Chile
(56-2) 634-2329                                               Giovano Suazo
jfmv@endesa.cl                                                gsuazo@endesa.cl

           Empresa Nacional de Electricidad S.A. announces pricing of senior unsecured notes

                       US$400 million 8.35% Notes due 2013
                      US$200 million 8.625% Notes due 2015

Santiago, Chile July 18, 2003 - Empresa Nacional de Electricidad S.A. (NYSE:
EOC) ("Endesa-Chile" or the "Company"), the largest non-government-owned electricity generation company in Latin America and the largest generation company in Chile, today announced that it successfully priced and sold:

      o US$400 million principal amount of 8.35% senior unsecured notes due 2013 (the "10-year notes") and

      o US$200 million principal amount of 8.625% of senior unsecured notes due 2015 (the "12-year notes", and together with the 10-year notes, the "Notes").

The Company intends to apply for listing of the Notes on the Luxembourg Stock Exchange.

The net proceeds of the Notes will be used to pay at maturity on July 24, 2003 the (euro)400 million three-year floating rate notes issued in 2000 by Endesa-Chile Internacional, the Company's wholly owned finance subsidiary. Endesa-Chile swapped the floating rate notes into United States dollars, and the Company's obligation for the floating rate notes is approximately US$ 381 million. The remainder of the proceeds of the Notes will be used to prepay bank debt of the Company. The offering of Notes is expected to improve the Company's debt maturity profile and enhance its financial flexibility.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell the Notes.

The Notes to be offered have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act") and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act. The Notes will be offered to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933 and to non-U.S. persons under Regulation S under the Securities Act.

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                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         EMPRESA NACIONAL DE ELECTRICIDAD S.A.


                                         BY:  /S/ HECTOR LOPEZ VILASECO
                                              ----------------------------------
                                                   Hector Lopez Vilaseco
                                                      General Manager

Dated: July 18, 2003